CHACHAS LAW GROUP P.C. Attorneys at Law 2445 Fifth Avenue, Suite 440 San Diego, California 92101	Telephone: (619) 239-2900 Facsimile: (619) 239-2990

December 23, 2011

U.S. Securities and Exchange Commission

Corporate Finance

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:

Rocap Marketing Inc. (the “Issuer”)

CIK 0001520108

Ladies and Gentlemen:

We are filing herewith on behalf of Rocap Marketing Inc., the attached Registration Statement on Form S-1 to register for resale 2,875,667 shares of common stock owned by the Seller Security Holders as set forth in said Registration Statement.

Please direct all correspondence and comments regarding this matter to:

Chachas Law Group P.C.

Attn: Mr. George G. Chachas

2445 Fifth Avenue. Suite 440

San Diego, CA 92101

________________________

Telephone: (619) 239-2900

Facsimile:  (619) 239-2990

With a copy to:

Rocap Marketing Inc.

c/o Mr. McDougall, President

7141 East Main Street

Mesa, Arizona, 85207

If you have any questions, or require any additional information or documents, please telephone the undersigned (619) 239-2900.

Sincerely,

/s/ George G. Chachas

George G. Chachas

GGC:lp